Exhibit 99.1

Alarum Releases Preliminary Guidance on Key Financial Metrics for the Second Quarter of 2023

Anticipates 10th Consecutive Increase in Revenue and Growth in Adjusted EBITDA

Alarum Further Reports on Implementation of Strategic Decisions Regarding Business Segments and Operations

Tel Aviv, Israel, July 06, 2023 (GLOBE NEWSWIRE) -- Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) (“Alarum” or the “Company”), a global provider of enterprise and consumers internet access solutions, today provided preliminary guidance on key financial metrics for the second quarter ended June 30, 2023.

Based on a preliminary, unaudited review, Alarum anticipates reporting strong performance in the second quarter of 2023, highlighting continued growth and business success:

●	Expects to report its 10th consecutive record-breaking quarter, with revenues projected to exceed $6.4 million, resulting in projected revenues for the first half of 2023 of over $12.2 million. This outstanding achievement demonstrates Alarum’s sustained growth and its ability to meet the increasing demand for its internet access solutions, particularly in the enterprise access segment.

●	Projects adjusted EBITDA growth for the second quarter of 2023, building on the first-ever positive adjusted EBITDA achieved in the first quarter of 2023. This positive trend showcases the Company’s commitment to optimizing costs and improving operational efficiency. Due to the continuing calculations of impairment charges as a result of the developments described below, the Company’s preliminary net loss changes from the first quarter of 2023 are still being determined and will be released with the full results when available.

●	Estimated cash and cash equivalents balance as of June 30, 2023, of approximately $3.8 million.

The figures provided are preliminary unaudited estimates, and the final results may differ. Alarum will release its official financial results, including reviewed financial statements, for the second quarter of 2023, by August 31, 2023.

“We are pleased to announce Alarum’s anticipated 10th consecutive quarter of record revenue and growth in adjusted EBITDA,” commented Shachar Daniel, Chief Executive Officer of Alarum. “These results validate the strategic approach we have implemented over the last few quarters, to focus our management and operational resources to deliver fast, versatile, stable and flexible internet access solutions, while we transition to profitability.”

Recent Business Developments

Over the years, Alarum has experienced remarkable growth in revenue generation and remains steadfast in its pursuit of profitability and business expansion. Recently, the Company has recognized that the consumer internet access market has become less lucrative, characterized by escalating costs for consumer acquisition and diminished return on investment.

Scale Down of Consumer Internet Access Activity

A purchase pause by the largest customer of CyberKick, the Company’s Consumer Internet Access business unit, which accounted for approximately 60% of the consumer internet access segment and approximately 18% of the Company’s total revenue for the second quarter of 2023, along with the above-mentioned factors in this segment, supported the decision to focus on revenue that yield high return on investment and profitability. The Company will scale down operations in the Consumer Internet Access business, with material expenses and headcount reductions, in order to right-size accordingly. Alarum will focus on this segment only on its current paying customers which require minor costs to maintain and generate revenues from. These transition measures taken by management will not impact on these existing Consumer Internet Access customers, and the Company remains committed to providing uninterrupted service and support.

Sale of the enterprise cybersecurity business

Further to the Company’s announcement of January 18, 2022, regarding the appointment of TerraZone Ltd. (“TerraZone”) as the Company’s exclusive reseller of its legacy cybersecurity solutions, Alarum has now entered into a definitive agreement with TerraZone for the sale of its enterprise cybersecurity business. Alarum’s consideration for this transaction is 7% of the fully diluted share capital of TerraZone.

The above-mentioned moves in these two segments will allow the Company to further grow and enhance revenue and profitability of its comprehensive suite of solutions to its enterprise internet access customers. The recurring revenues percentage of the Company is therefore expected to increase, assuring better stability and visibility.

“We believe that focusing our business on the growing market for enterprise grade is the best way forward to provide the Company and our shareholders with the best potential value. By simplifying our portfolio, we will be able to focus our efforts on business solutions, innovation, and exceptional customer support, strengthening our position as a trusted provider of Internet access services,” Mr. Daniel concluded.

About Alarum Technologies Ltd.

Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) is a global provider of enterprise internet access solutions.

The solutions by NetNut, our Enterprise Internet Access arm, are based on our world’s fastest and most advanced and secured hybrid proxy network, enabling our customers to collect data anonymously at any scale from any public sources over the web. Our network comprises both exit points based on our proprietary reflection technology and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee privacy, quality, stability, and the speed of the service.

For more information about Alarum and its privacy and cybersecurity solutions for enterprises and consumers, please visit www.alarum.io.

Visit our new website

Follow us on Twitter

Subscribe to our new YouTube channel

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws and the Israeli securities law. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Alarum is using forward-looking statements in this press release when it discusses its preliminary unaudited results for the second quarter ended June 30, 2023, the expected growth in adjusted EBITDA, that the above-mentioned moves will allow the Company to further grow and enhance revenue and profitability of its comprehensive suite of solutions to its enterprise customers, that the recurring revenues part of the Company are expected to increase, assuring better stability and visibility, and its belief that focusing its business on the growing market for enterprise grade is the best way forward to provide its shareholders with the best potential value. Because such statements deal with future events and are based on Alarum’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alarum could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Alarum’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Alarum undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The Company is providing revenue, cash, and cash equivalents balance estimates in this press release, rather than final amounts, primarily because the financial closing process and review are not yet complete and, as a result, the Company’s final results upon completion of its closing process and review may vary from these preliminary estimates.

Investor Relations Contacts:

Michal Efraty

+972-(0)52-3044404

investors@alarum.io